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[COMPANY LOGO]                                                    News Release


September 20, 2000

                       TELUS-CLEARNET DEAL MILESTONES MET

            TELUS COMMENCES TENDER OFFERS TO CLEARNET SHAREHOLDERS...
          NEW YORK STOCK EXCHANGE CLEARS TELUS TO APPLY FOR LISTING...
        STANDARD & POOR'S ASSIGNS INVESTMENT GRADE CREDIT RATING TO TELUS

Burnaby, B.C. - TELUS Corporation today began mailing its "Offers to Purchase" and a circular and related materials to Clearnet Communications Inc. shareholders. The Offers will expire at 12:01 a.m. local time at share deposit locations on October 19, 2000, unless extended.

Under the Offers, TELUS is offering C$70 for each Class A Non-Voting Share, Class C Subordinate Voting Share or Class D Subordinate Voting Share of Clearnet and C$0.70 for each Class B Share or 1.636 TELUS Non-Voting Shares for each Class A, C or D share and 0.01636 TELUS Non-Voting Share for each Class B share, or a combination of the foregoing. However, in total, TELUS will pay for Clearnet shares in equal parts cash (C$2.3 billion) and TELUS Non-Voting Shares (53.86 million). Clearnet shareholders tendering their shares will be prorated depending upon the total number of shareholders electing to receive cash versus TELUS Non-Voting shares.

The combined company will be a leader in the fast-growing market for national wireless voice, data and Internet services. The combination of TELUS's and Clearnet's wireless operations will create the largest wireless company in Canada in terms of annual revenue, customer growth and wireless spectrum position. The transaction, valued at C$6.6 billion of equity and debt, will unite Western Canada's leading wireless company with the country's most dynamic national wireless company in the largest telecommunications industry transaction in Canada's history.

In a related development, the New York Stock Exchange (NYSE) has granted TELUS clearance to apply for a listing of its Non-Voting Shares. If a listing is approved, it will be the first time TELUS shares trade on a stock exchange outside Canada.

TELUS is seeking the NYSE listing to provide U.S. investors easier access to, and trading of, the company's shares. If approved, TELUS Non-Voting Shares could begin trading on the NYSE in October and/or before TELUS begins purchasing Clearnet shares.

As part of the financing plan for the Clearnet transaction, TELUS sought investment-grade credit ratings. Yesterday, Standard & Poor's credit rating service assigned a BBB+ rating with stable outlook on the C$7.7 billion bridge bank facility, on TELUS Corporation and on existing Clearnet debt. This rating recognizes TELUS as a solid investment-grade credit, meeting one of the company's financial objectives.

TELUS is Canada's second largest telecommunications company and provides a full range of advanced communication services and products connecting Canadians with the world. TELUS shares trade on the Toronto Stock Exchange under the stock symbols T (Common Voting) and T.A (Common Non-Voting). For more information about TELUS, visit www.telus.com.

                                      -30-

For more information, please contact:

Doug Strachan                                   John Wheeler
Media Relations                                 Investor Relations
(604) 432-2663                                  (780) 493-7310